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                            Filed by Davel Communications, Inc. (OTCBB: DAVL.OB)
       Subject Company - Davel Communications, Inc., PhoneTel Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   And Deemed File Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                  Commission File No.: 000-25207



DAVEL COMMUNICATIONS, INC.      PHONETEL TECHNOLOGIES, INC.
10120 Windhorst Road            1001 Lakeside Avenue
Tampa, FL 33619                 Cleveland, Ohio 44114
(OTCBB: DAVL.OB)                (OTCBB: PHTE.OB)

AT DAVEL                        AT PHONETEL               AT FRB|WEBER SHANDWICK
--------                        -----------               ----------------------
Bruce W. Renard                 John D. Chichester        General Information:
President                       President & CEO           Marilynn Meek
(813) 628-8000                  (216) 241-2555            (212) 445-8400



FOR IMMEDIATE RELEASE
May 9, 2002

               DAVEL AND PHONETEL FILE S-4 REGISTRATION STATEMENT;
                       ANNOUNCE PROPOSED NEW BOARD SLATE;
                  MAKE POST-MERGER HEADQUARTERS SITE SELECTION


TAMPA, FLORIDA & CLEVELAND, OHIO -- MAY 9, 2002 -- Davel Communications, Inc. (OTCBB: DAVL.OB) and PhoneTel Technologies, Inc. (OTCBB: PHTE.OB) announced today that Davel has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission, which includes a joint proxy statement/prospectus of Davel and PhoneTel.

On February 21, 2002, Davel and PhoneTel announced the execution of a merger agreement and related agreements under which (1) indebtedness of Davel in an aggregate amount of approximately $218.8 million (plus interest accrued after June 30, 2002) will be exchanged for 380,612,730 shares of Davel common stock;
(2) indebtedness of PhoneTel in an aggregate amount of approximately $33.2 million (plus interest accrued after June 30, 2002) will be exchanged for 112,246,511 shares of PhoneTel common stock; and (3) a wholly owned subsidiary of Davel will merge with and into PhoneTel, with each share of PhoneTel common stock (including the shares issued in exchange for PhoneTel indebtedness) being converted into the right to receive 1.8233 shares of Davel common stock and PhoneTel surviving as wholly owned subsidiary of Davel. The registration statement filed today with the SEC seeks to register the 223,238,000 Davel shares being delivered to PhoneTel stockholders in the merger.


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Upon completion of the SEC's review of the Registration Statement, Davel will seek approval of the merger transactions at Davel's 2002 Annual Meeting. At that time, PhoneTel will hold a Special Stockholders Meeting to seek approval of the merger transactions by its stockholders.

In connection with the S-4 filing, the Companies also announced that Cleveland, Ohio has been selected as Davel's corporate headquarters post-merger. It was determined that Cleveland would best serve the combined organizations' business objectives and most effectively facilitate the anticipated back-office synergies. The closing of Davel's Tampa, Florida headquarters, which is expected to occur in the third or fourth quarter of 2002, should result in significant cost savings due to the elimination of redundant general and administrative functions. Despite the headquarters move, Davel will continue to have a strong presence in Florida following the merger, as the state will continue to have the largest concentration of payphones for the combined organizations and Davel will continue to operate its national payphone repair/refurbishment facility in Tampa.

In conjunction with the S-4 filing, the companies have also announced the composition of the proposed Board of Directors for the combined entity. Bruce Renard, who joined Davel in December 1998 as Senior Vice President of Regulatory & External Affairs and Associate General Counsel and was named President in July of 2001, will step down as President of Davel following the merger and join the new board of directors. It is also anticipated that Mr. Renard will continue to consult with the Company on regulatory and industry issues post-merger.

John D. Chichester will become President and Chief Executive Officer of the combined company, as well as a board member. Mr. Chichester has served as a director of PhoneTel since November 1999 and was named President and Chief Executive Officer of PhoneTel in March 1999.

The newly proposed outside directors are:

- Andrew C. Barrett. Mr. Barrett has been a managing director of the Barrett Group, a company providing consulting services to the telephone, media and cable industries, since 1997. Prior to that time, Mr. Barrett served as a commissioner with the Federal Communications Commission from 1989 to 1996 and as a commissioner with the Illinois Commerce Commission from 1980 to 1989. During his regulatory career, Mr. Barrett was a member of the National Association of Regulatory Utility Commissioner's (NARUC) executive committee and NARUC's committee on communications. He was also a chairman of NARUC's Committee on Water. Mr. Barrett is currently a director of Telecommunications Systems, Inc.


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- James N. Chapman. Mr. Chapman is currently an independent capital markets and strategic planning consultant for private and public companies across a broad range of industries. Mr. Chapman has been involved in the investment banking industry for 17 years and prior to forming his consulting practice in 2001 was Vice President-Investment Banking at The Renco Group, Inc., a multi-billion dollar private corporation. Mr. Chapman is presently a director of Coinmach Laundry Corporation and several private companies.

- Kevin P. Genda. Mr. Genda has served as a Managing Director of Cerberus Capital Management, L.P. since 1995 and Senior Vice President--Chief Credit Officer of Ableco Finance LLC, an affiliate of Cerberus, since Ableco's founding four years ago. Mr. Genda oversees Cerberus' asset-based lending activities. Prior to joining Cerberus and Ableco in 1995, Mr. Genda was Vice President for New Business Origination and Evaluation at Foothill Capital Corporation, where he was active in loan origination and distressed investing. Mr. Genda previously worked at Huntington Holdings, a $300 million leveraged buyout firm, and at The CIT Group/Business Credit, Inc. as an analyst for new investments and credits.

Mr. Chichester commented: "With the filing of the S-4, we are taking a significant step forward in completing the consolidation that began in the 3rd quarter of 2001, under a mutual servicing agreement that has already allowed the companies to achieve significant field operations cost savings in anticipation of finalizing the merger. Because this merger is so vital to both companies and their stakeholders, we are now focused on completing this final approval stage of the consolidation process in a timely manner. With the selection of our new board slate and the corporate headquarters location, we are poised to move ahead positively and aggressively with our business combination. Once we receive SEC clearance and final shareholder approval, Davel will be ready to hit the ground running as a vibrant competitor in the domestic public communications arena. We will be working diligently to bring about these approvals as quickly and effectively as possible."

Mr. Renard commented: "Davel is pleased to be entering into the final phases of its merger transaction with PhoneTel and looks forward to a positive SEC review process and prompt shareholder approval. It has been an honor to serve as Davel's President during this important period in the Company's history. In working with all of the dedicated and hard working members of the Davel team, real progress has been made in putting the Company in a position to return to profitability and in facilitating the beneficial combination with PhoneTel that is now before us. Once the merger is concluded, I will look forward to serving on the new Davel board and continuing to assist the Company in capitalizing on the significant regulatory and industry consolidation opportunities ahead."


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PhoneTel Technologies, Inc. is a leading independent provider of pay telephones and related services in the United States, operating as of March 31, 2002 approximately 30,000 payphones in 45 states and the District of Columbia.

Founded in 1979, Davel Communications, Inc. is the largest independent payphone provider in the United States, operating as of March 31, 2002 approximately 52,000 payphones in 44 states and the District of Columbia.

In connection with the proposed transactions, Davel and PhoneTel intend to file, or have filed, relevant materials with the Securities and Exchange Commission, including the Registration Statement on Form S-4 filed today that contains a prospectus and joint proxy statement. Because those documents contain important information, holders of Davel's common stock and holders of PhoneTel's common stock are urged to read them. The Registration Statement is available for free at the SEC's website, www.sec.gov. Information on how to obtain transaction-related documents for free from Davel and PhoneTel is set forth in the Registration Statement.

Davel and its directors and executive officers and PhoneTel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Davel's common stock and/or PhoneTel's common stock in connection with the proposed transactions. On February 21, 2002, information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by each of Davel and PhoneTel. To Davel's knowledge, as of May 9, 2002, neither PhoneTel nor any of its executive officers held any share of Davel's common stock. Investors may obtain additional information regarding the interests of the participants by reading the final prospectus and joint proxy statement if and when it becomes available.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of Davel, PhoneTel, or a combined Davel and PhoneTel, to differ materially, many of which are beyond the control of Davel or PhoneTel, include, but are not limited to, the following: (1) the businesses of Davel and PhoneTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities; (9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnerships and divestitures; (13) general business and economic conditions; and (14) other risks described in the Annual Reports on Form 10-K for the year ended December 31, 2001 and other periodic reports filed by Davel and PhoneTel with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words, to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


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